Exhibit 99.1

GDS Announces Acquisition of Site in Shanghai

for Major New Data Center Campus

Shanghai, China, January 16, 2020 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has entered into a definitive legal agreement through its indirectly wholly-owned subsidiary in China to acquire from a third party a site (the “Site”) in Pujiang Area, Minhang District of Shanghai, for a total consideration of RMB1.37 billion. The Site consists of approximately 212,000 square meters of total land area, with roughly half of it developed and half greenfield. It will be used for a major new data center campus, which the Company intends to develop in multiple phases over several years.

The Site is located around 25 kms from the Company’s existing cluster of 11 data centers in the Shanghai Waigaoqiao Free Trade Zone. Minhang District is an established data center hub due to its proximity to submarine cable landing stations. It is an attractive location for enterprise customers, while the Site’s large developable area is also well-suited to the requirements of hyperscale customers. By acquiring the Site, the Company will have long term security of tenure and control over the design and phasing of the development.

For Phase 1, the Company intends to convert two existing industrial buildings into data centers (to be known as “SH16” and “SH17”), yielding a total net floor area of approximately 22,600 sqm of high-power density capacity, based on the preliminary design. The construction will be initiated shortly and is expected to be completed in early 2021. Access to power has been obtained for Phase 1, while the development of subsequent phases will be contingent upon obtaining additional power capacity.

GDS disclosed in its Prospectus Supplement dated December 5, 2019 that it had entered into a binding memorandum of understanding with a third party to acquire certain buildings which form part of the Site. Subsequent to this disclosure, the acquisition was restructured to include additional buildings and greenfield land held under the same title.

“Shanghai is a high-priority location for our customers, and we’re excited to be expanding and strengthening our footprint in this extremely desirable and resource constrained Tier-1 market,” stated William Huang, Chairman and Chief Executive Officer of GDS, “We already have strong customer demand in-hand, and are confident that Phase 1 will sell out quickly. The acquisition of additional land in Shanghai coupled with the strong support of the local government when it comes to the digital economy, will enable us to meet the region’s growth in cloud adoption and need for low-latency infrastructure.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited